Lynda Sullivan EVP & Controller

October 11, 2012

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Re:             Manulife Financial Corporation
Form 40-F for the Fiscal Year Ended December 31, 2011
Filed March 16, 2012
File No. 001-14942

Dear Mr. Rosenberg:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 13, 2012 regarding the above referenced filing on Form 40-F of Manulife Financial Corporation (the “Company”).

For convenience, each staff comment is reproduced below in bold immediately followed by the Company’s response in plain text.

Exhibit 99.1
Financial Statements
19 Commitments and Contingencies
(a) Legal proceedings, page 83

1.
Please provide proposed revisions to your disclosure to be included in future filings addressing the requirements in paragraph 86 of IAS 37.  If the probability is remote, please state that fact.  Also, the disclosure should describe the most current status of the lawsuits at the date of filing.

Response:
Paragraph 86 of IAS 37 requires that:

Unless the possibility of any outflow in settlement is remote, an entity shall disclose for each class of contingent liability at the end of the reporting period a brief description of the nature of the contingent liability and, where practicable:
(a)	an estimate of its financial effect, measured under paragraphs 36-52;
(b)	an indication of the uncertainties relating to the amount or timing of any outflow; and
(c)	the possibility of any reimbursement.

200 Bloor Street East, Toronto, ON M4W 1E5 T: 416 415-3993 F: 416 926-6285	manulife.com

In Note 19 (a) Legal Proceedings to our financial statements filed on Form 40-F for the fiscal year ended December 31, 2011, we provided disclosure on a pending class action in Quebec and proposed class action lawsuits filed in Ontario and the United States.1  Given that these class action proceedings are based on similar allegations, we view them as a single class of contingent liability.  Our disclosure described the most current status of the lawsuits at the date of filing.

Due to the nature of the class action proceedings, we concluded that it was not practicable to provide an estimate of the financial effect of these proceedings, an indication of the uncertainties relating to the amount of timing of any outflow, nor the possibility of any reimbursement.  These conclusions are consistent with our disclosure in our Annual Information Form, dated March 23, 2012 for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to Form 40-F/A:

“Plaintiffs in class action and other lawsuits against the Company may seek very large or indeterminate amounts, including punitive and treble damages, and the damages claimed and the amount of any probable and estimable liability, if any, may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on the Company's business, results of operations, financial condition and capital position and adversely affect its reputation. Even if the Company ultimately prevails in the litigation, regulatory action or investigation, it could suffer reputational harm, which could have an adverse effect on its business, results of operations, financial condition and capital position, including its ability to attract new customers, retain current customers and recruit and retain employees.”

For future filings, if it is not practicable to disclose any of the information required by paragraph 86 of IAS 37, we will add wording regarding that fact to Note 19(a).

Exhibit 99.2
Management’s Discussion and Analysis
Overview, page 2

2.	Tell us why you reference the “Canadian version of IFRS” rather than “IFRS as issued by the International Accounting Standards Board”.

Response:

While the Company does report under IFRS as issued by the International Accounting Standards Board (“IASB”), we believe it is appropriate to reference the Canadian version of IFRS due to the fact that the IFRS as issued by the IASB currently requires insurers to use accounting standards for insurance contracts based on their accounting standards that existed prior to adoption of IFRS.

    1 On September 20, 2012, the U.S. District Court for the Southern District of New York entered a judgment dismissing with prejudice the action entitled In re Manulife Financial Corporation Securities Litigation,
    No. 09 Civ. 6185 (JFK). The time for plaintiffs to file a notice of appeal will expire on October 22, 2012.

200 Bloor Street East, Toronto, ON M4W 1E5 T: 416 415-3993 F: 416 926-6285	manulife.com

The continued use of existing standards is required because IFRS 4, the current Insurance Contract standard, does not address in a comprehensive way how insurance contracts are recognized, measured and presented.  The IASB will be addressing these requirements in the Phase II standard, which is currently under development. To bridge this gap, the current standard requires an insurer to continue to use its existing accounting practices.  In the case of Canadian insurers this is the Canadian Asset Liability Method established by the Canadian Institute of Actuaries.

Our objective in referring to the Canadian version of IFRS was to point out that our results will not be comparable to non-Canadian peer companies reporting under IFRS.   To add clarity to our reference of the Canadian version of IFRS we will add wording to our disclosure to address why we refer to the Canadian version of IFRS and clarify that it is in accordance with IFRS as issued by the IASB.

Risk Management and Risk Factors
Interest Rate and Spread Risk, page 39

3.
You state that a period of prolonged low interest rates could impact your ability to achieve business objectives. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that:

•	quantifies the guaranteed minimum interest rates and

•	discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows.

To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

Response:

The minimum interest rate guarantee risk is a subset of our overall interest rate and spread risk that is currently measured in our insurance contract liabilities as well as disclosed in our risk disclosure measures.  We do not believe it is appropriate to give this one risk more quantitative prominence than the other interest rate and spread risks and therefore we are not proposing additional quantitative measures.   In response to staff comment, we propose enhancing our qualitative disclosure regarding guaranteed minimum interest rates commencing with our annual MD&A for 2012 as set out below.

200 Bloor Street East, Toronto, ON M4W 1E5 T: 416 415-3993 F: 416 926-6285	manulife.com

We will enhance the disclosure explaining how the interest rate guarantees are included in the sensitivity measures by adding wording, as appropriate in the circumstances at the time, similar to the following (marked changes to the disclosure that appeared on page 39 of our 2011 MD&A under the heading “Market Risk Management Strategies – Product Design and Pricing”):

“The specific design features of our product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as our associated investment strategies help to mitigate the level of underlying risk.  We regularly review and modify all key features within our product offerings, including premiums and fee charges with a goal of meeting both profit and risk targets.  Certain of our general fund adjustable benefit products have minimum rate guarantees.  The rate guarantees for any particular policy are set at the time the policy is issued and governed by insurance regulation in each jurisdiction where the products are sold.  The contractual provisions allow crediting rates to be re-set at pre-established intervals subject to the established minimum crediting rate guarantees.  The Company may partially mitigate the interest rate exposure by setting new rates on new business and by adjusting rates on in-force business where permitted.  In addition, the Company partially mitigates this interest rate risk through its asset-liability management process, product design elements, and crediting rate strategies.”

With respect to our disclosure regarding the sensitivity measures, we will add a description of the sensitivity measure for minimum interest rate guarantees as appropriate in the circumstances at the time, similar to the following (marked changes indicate revisions to the table under the heading “Interest Rate and Spread Risk”  on page 46 of our 2011 MD&A):

“Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)(5)

As at December 31,	2011						2010
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(2)	$(500)		$350		$(1,400)		$1,200
Variable annuity guarantees(3)	(500)		350		(400)		300
Total	$(1,000)		$700		$(1,800)		$1,500

(1)	See ”Caution Related to Sensitivities” above.
(2)	The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(3)	For variable annuity liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(5)	For general fund adjustable benefit products subject to minimum rate guarantee the sensitivities are based on the assumption that credited rates will be adjusted to the minimum.”

200 Bloor Street East, Toronto, ON M4W 1E5 T: 416 415-3993 F: 416 926-6285	manulife.com

In addition, interest rate risk is currently discussed in four different sections/subsections of the 2011 MD&A under the heading “Market Risk”.  We will add cross references where appropriate to improve the linkages between the disclosures in these sections:

•             Key Risk Factors - Interest Rate and Spread Risk

•             Market Risk Management Strategies - Product Design and Pricing

•             Market Risk Management Strategies - Asset Liability Management Strategy

•             Sensitivities and Risk Exposure Measures - Interest Rate and Spread Risk

----------------------------------------------------

In responding to staff comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require anything further in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

/s/ Lynda Sullivan
Lynda Sullivan
Executive Vice President and Controller

cc:             Stephen Roder, Senior Executive Vice President and Chief Financial Officer

200 Bloor Street East, Toronto, ON M4W 1E5 T: 416 415-3993 F: 416 926-6285	manulife.com